UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 19)1

AGCO CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001084102

(CUSIP Number)

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

Dennis Hranitzky

Quinn Emanuel Urquhart & Sullivan LLP

51 Madison Avenue, 22nd Floor

New York, New York 10010

(212) 849-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001084102

1	NAME OF REPORTING PERSON

Tractors and Farm Equipment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of India
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,150,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,150,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 001084102

1	NAME OF REPORTING PERSON

TAFE Motors and Tractors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of India
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,262,321
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,262,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,262,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 001084102

1	NAME OF REPORTING PERSON

Mallika Srinivasan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of India
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		23,713
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,150,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

23,713
	10	SHARED DISPOSITIVE POWER

12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,173,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 001084102

The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer on April 9, 2013, as amended by Amendment Nos. 1 through 18 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A constitutes Amendment No. 19 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock (the “Common Stock”) of AGCO Corporation (“AGCO” or the “Issuer”), the principal executive offices of which are located at 4205 River Green Parkway, Duluth, Georgia 30096.

Item 3. Source and Amount of Funds or Other Consideration

Except for the 23,713 shares that Ms. Srinivasan (together with the Companies (as defined below), the “Reporting Persons”) holds directly and that were awarded to her under the AGCO Corporation 2006 Long-Term Incentive Plan for her services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Purchase Plans, was the working capital of Tractors and Farm Equipment Limited (“TAFE”) or of TAFE Motors and Tractors Limited (“TAFE Motors and Tractors” and, together with TAFE, the “Companies”). The Reporting Persons paid a total of $585,803,125.51 (exclusive of brokers’ commissions and other administrative costs) to purchase the reported shares. Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation 2006 Long-Term Incentive Plan.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following:

On September 30, 2024, TAFE issued a press release and open letter to the Issuer’s shareholders (the “September 30 Letter”), in which TAFE expressed its concerns with the Issuer’s ongoing governance, capital allocation, operational and strategic shortcomings.

In the September 30 Letter, TAFE noted that, despite its efforts to constructively engage with the Issuer to resolve its concerns, the Issuer has continued to disregard TAFE’s suggestions aimed at improving the Issuer’s operational performance, strategic execution, capital allocation policies and corporate governance. TAFE also highlighted the Issuer’s declining financial performance, loss of market share and failure to effectively compete with peers in the agricultural machinery industry. TAFE further expressed its belief that the Board’s lack of relevant expertise and leadership in corporate governance, capital allocation and strategic transformation, coupled with the entrenched leadership structure of a combined Chairman and CEO, has exacerbated the Issuer’s challenges.

TAFE outlined in the September 30 Letter how it has provided many pragmatic suggestions over the years to the Board and management to put the Issuer on the right path for shareholder value creation. For example, in 2021 TAFE proposed a number of changes that have positively impacted shareholders, including the globalization of key products, a review and rationalization of the Issuer’s manufacturing footprint – including a scale-down of its China operations – and the ultimate sale of the Grain & Protein business. However, the Issuer’s execution on many of these initiatives has been slow and incomprehensive, while many of TAFE’s recommendations remain unaddressed. Rather than engage constructively with TAFE, the Board has taken measures to disenfranchise TAFE and isolate TAFE’s representative from meaningful boardroom involvement. TAFE explained in the September 30 Letter how this unjustifiable intransigence, which has resulted in the deterioration of the Issuer’s competitive position and financial performance versus peers, is now forcing TAFE to deviate from its preferred method of private engagement.

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CUSIP No. 001084102

TAFE stated that there is a clear need for shareholder-driven change in the boardroom, and called for several actionable, immediate reforms in the September 30 Letter to address these perceived shortcomings, which include: (i) a Board refresh to add new independent directors with expertise in corporate governance, capital allocation, and strategic turnarounds, (ii) the formation of a Strategic Transformation Committee to ensure the Issuer is on a path to long-term sustainable growth, and (iii) the separation of the roles of Chairman and CEO, both of which are currently held by Mr. Hansotia, to enhance oversight and accountability within the leadership structure.

TAFE further reinforced its alignment with all shareholders in seeing the Issuer’s full potential unlocked and urged shareholders not to be confused by the Board’s misleading efforts to paint TAFE’s recent public involvement at the Issuer as a retaliation for terminating its commercial agreement. TAFE’s concerns about the Issuer’s strategy, performance, and governance and ongoing engagement with the Board and management to address these concerns have existed for years and stem from TAFE’s position as the Issuer’s largest shareholder. As an aligned, long-term investor, TAFE has engaged constructively with the Board and management and has been party to a governance agreement with the Issuer for a decade, which is attached hereto as Exhibit D, reflecting TAFE’s commitment to enduring value creation.

TAFE concluded the September 30 Letter by emphasizing its commitment to working constructively with the Board to address these issues, including by entering into a negotiated resolution with the Issuer to support the Issuer’s strategic transformation, but made clear that should the Board continue to ignore these critical concerns, TAFE would have little choice but to consider all options to reconstitute a portion of the Board.

A copy of the September 30 Letter is attached hereto as Exhibit H, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares reported owned on this Schedule 13D is based on 74,642,303 shares of Common Stock outstanding as of August 2, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024. As of the date hereof (i) TAFE beneficially owned 12,150,152 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 3,263,321 shares of Common Stock, which constituted approximately 4.4% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 12,173,865 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding, including the 23,713 shares she holds in her individual capacity. Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. Each of the Companies disclaims beneficial ownership of the 23,713 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. TAFE Motors and Tractors disclaims beneficial ownership of the 8,886,831 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

6

CUSIP No. 001084102

(b) For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
TAFE	0	12,150,152	0	12,150,152
TAFE Motors and Tractors	0	3,263,321	0	3,263,321
Mallika Srinivasan	23,713	12,173,865	23,713	12,173,865

(c) See Annex A hereto.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A*	Persons through whom Amalgamations Private Limited (“Amalgamations”) may be deemed to control the Companies

Exhibit B*	Directors and Executive Officers of the Companies

Exhibit C*	Directors and Executive Officers of Amalgamations

Exhibit D**	Amended and Restated Letter Agreement, dated April 24, 2019, between Tractors and Farm Equipment Limited and AGCO Corporation

Exhibit E***	Limited Power of Attorney, dated as of July 24, 2024

Exhibit F****	Joint Filing Agreement, dated as of April 3, 2013

Exhibit G*****	Amendment No. 1 to the Amended and Restated Letter Agreement, effective April 24, 2024, between Tractors and Farm Equipment Limited and AGCO Corporation

Exhibit H	September 30 Letter

*	Included by reference to Amendment No. 17 to this Schedule 13D, filed with the SEC on April 27, 2024.

**	Included by reference to Amendment No. 10 to this Schedule 13D, filed with the SEC on April 26, 2019.

***	Included by reference to Amendment No. 18 to this Schedule 13D, filed with the SEC on August 6, 2024.

****	Included by reference to the initial filing of this Schedule 13D, filed with the SEC on April 9, 2013.

*****	Included by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on April 16, 2024.

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CUSIP No. 001084102

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2024

TRACTORS AND FARM EQUIPMENT LIMITED

By:	/s/ Andrew M. Freedman
Name: Andrew M. Freedman,
attorney-in-fact*

TAFE MOTORS AND TRACTORS LIMITED

By:	/s/ Andrew M. Freedman
Name: Andrew M. Freedman,
attorney-in-fact*

/s/ Andrew M. Freedman
Andrew M. Freedman, attorney-in-fact for Mallika Srinivasan*

* This Amendment No. 19 to Statement on Schedule 13D was executed by Andrew M. Freedman as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them.

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CUSIP No. 001084102

ANNEX A

Transactions by TAFE during the last 60 days: None.

Transactions by TAFE Motors and Tractors during the last 60 days: None.

Transactions by Ms. Srinivasan in her individual capacity during the last 60 days: None.